UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Northeast Indiana Bancorp, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                          Common Stock $0.01 Par Value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    664196102
                                   -----------
                                 (Cusip Number)

                                December 31, 2001
                    ----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ X ] Rule 13d-1(b)
        [ _ ] Rule 13d-1(c)
        [ _ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------
CUSIP NO.   664196102
------------------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Northeast Indiana Bancorp, Inc. Employee Stock Ownership Plan

         IRS ID No. 37-1344113
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                    (b) [x]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         The Plan Trust was formed under the laws of the State of Indiana
--------------------------------------------------------------------------------
         NUMBER OF                  5       SOLE VOTING POWER
         SHARES                             75,129
                                            ----------------------------------
         BENEFICIALLY               6       SHARED VOTING POWER
         OWNED BY                           128,448
                                            ----------------------------------
         EACH                       7       SOLE DISPOSITIVE POWER
         REPORTING                          75,129
                                            ----------------------------------
         PERSON                     8       SHARED DISPOSITIVE POWER
         WITH:                              128,448
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         203,577
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         13.29%
--------------------------------------------------------------------------------

------------------------------
CUSIP NO.   664196102
------------------------------

12  TYPE OF REPORTING PERSON*
         EP
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

First Federal Savings Bank (Trustee for the Northeast Indiana Bancorp, Inc. Employee Stock Ownership Plan)
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                  5       SOLE VOTING POWER
         SHARES                             75,129
                                            ----------------------------------
         BENEFICIALLY               6       SHARED VOTING POWER
         OWNED BY                           128,448
                                            ----------------------------------
         EACH                       7       SOLE DISPOSITIVE POWER
         REPORTING                          75,129
                                            ----------------------------------
         PERSON                     8       SHARED DISPOSITIVE POWER
         WITH:                              128,448
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         203,577
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         13.29%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         BK
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

Item 1 (a):       Name of Issuer:
--------------------------------------------------------------------------------
         Northeast Indiana Bancorp, Inc. (the "Corporation")

Item 1 (b):       Address of Issuer's Principal Executive Offices:
--------------------------------------------------------------------------------
         648 North Jefferson Street
         Huntington, Indiana  46750

Item 2 (a):       Name of Person Filing:
--------------------------------------------------------------------------------
         Northeast Indiana Bancorp, Inc.
         Employee Stock Ownership Plan (the "ESOP")

         First Federal Savings Bank, (the "Trustee"), the trustee of the ESOP. The Trustee may also be deemed to beneficially own the shares held by the ESOP.

Item 2 (b):       Address of Principal Business Office:
--------------------------------------------------------------------------------
         The business address of the ESOP is:
         648 North Jefferson Street
         Huntington, IN  46750

         The business address of the Trustee is:
         648 North Jefferson Street
         Huntington, IN  46750

Item 2 (c): Citizenship:
--------------------------------------------------------------------------------

          The ESOP trust was formed under the laws of the state of Indiana. The Trustee is a federally chartered savings and loan bank organized under the laws of the United States.

Item 2 (d):       Title of Class of Securities:
--------------------------------------------------------------------------------

          Common Stock, $.01 par value (the "Common Stock")

Item 2 (e):       Cusip Number:
--------------------------------------------------------------------------------

          664196102

Item 3: Type of Reporting Person:
--------------------------------------------------------------------------------
If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

          (a)[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

          (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e)[ ] An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E);

          (f)[x] An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F);

          (g)[ ] A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G);

          (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Section 240.13d-1(c), check this box [ ].

Item 4:           Ownership:
--------------------------------------------------------------------------------

          The ESOP holds an aggregate of 203,577 shares of Common Stock 13.29% of the outstanding shares. The ESOP has sole voting and dispositive power with respect to 75,129 shares held by it which have not been allocated to participant accounts. The number of shares allocated to participant accounts as of December 31, 2001 was 128,448.

          The Trustee may be deemed to beneficially own the 203,577 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

          Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustee must vote the shares held by the ESOP which have not been allocated to participant accounts in the same proportion as the participants who directed the Trustee as to the voting of the shares allocated to their accounts.

(a)      Amount beneficially owned:
                  203,577

         (b)      Percent of class:
                  13.29%

         (c)      Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote 75,129

               (ii) Shared power to vote or to direct the vote
                           128,448

               (iii) Sole power to dispose or to direct the disposition of
                    75,129

               (iv) Shared power to dispose or to direct the disposition of
                    128,448

Item 5.           Ownership of Five Percent or Less of a Class:
--------------------------------------------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

--------------------------------------------------------------------------------
         Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding
                  Company:
--------------------------------------------------------------------------------
         Not Applicable

Item 8.           Identification and Classification of Members of the Group:
--------------------------------------------------------------------------------
         Not Applicable

Item 9.           Notice of Dissolution of Group:
--------------------------------------------------------------------------------
         Not Applicable

Item 10. Certification:
--------------------------------------------------------------------------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and held in the ordinary course of business and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that of the information set forth in this statement is true, complete, and correct.

                                 NORTHEAST INDIANA BANCORP, INC.
                                 EMPLOYEE STOCK OWNERSHIP PLAN

Date: March 21, 2002    By:      /s/ Joseph A. Byers
                                 ---------------------------------------------
                                 Name/Title:       Joseph A. Byers
                                                   Trustee


                                 FIRST FEDERAL SAVINGS BANK

Date: March 21, 2002    By:      /s/ Darrell Blocker
                                 ---------------------------------------------
                                 Name/Title:       Darrell Blocker
                                                   Chief Financial Officer

                                 March 21, 2002


Northeast Indiana Bancorp, Inc.
Employee Stock Ownership Plan
648 North Jefferson Street
Huntington, IN  46750

Dear Sir/Madam:

     This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

                                 Sincerely,


                                 FIRST FEDERAL SAVINGS BANK

                                 By:  / s /  Darrell Blocker
                                      -----------------------
                                      Name:  Darrell Blocker
                                      Title:  Chief Financial Officer


                                 NORTHEAST INDIANA BANCORP, INC.
                                 EMPLOYEE STOCK OWNERSHIP PLAN

                                 By:  / s /  Joseph A. Byers
                                      -----------------------
                                      Name:  Joseph A. Byers
                                      Title:  Trust Officer